GRUPO HERDEZ

082-03818

July 31, 2007.

SEC MAIL PROCESSING RECEIVED
AUG - 9 2007
WASH, D.C. 161 SECTION

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

07025846

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to June 30, 2007 and 2006. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

JW 8/10

Julio 26 del 2007.

GRUPO HERDEZ.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 2do. trimestre del 2007 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006 | CONSOLIDATED

(Thousands of Mexican Pesos) | Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,536,664	100	4,666,056	100
s02	CURRENT ASSETS	2,139,631	47	2,115,771	45
s03	CASH AND SHORT-TERM INVESTMENTS	71,862	2	135,393	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	757,008	17	761,504	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	151,900	3	199,012	4
s06	INVENTORIES	1,105,655	24	983,352	21
s07	OTHER CURRENT ASSETS	53,206	1	36,510	1
s08	LONG-TERM	105,517	2	103,107	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	105,517	2	103,107	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,928,518	43	2,109,605	45
s13	LAND AND BUILDINGS	978,594	22	1,023,205	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,706,995	38	1,767,772	38
s15	OTHER EQUIPMENT	440,417	10	441,205	9
s16	ACCUMULATED DEPRECIATION	1,291,103	28	1,249,309	27
s17	CONSTRUCTION IN PROGRESS	93,615	2	126,732	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	325,933	7	318,862	7
s19	OTHER ASSETS	37,065	1	18,711	0
s20	TOTAL LIABILITIES	1,995,567	100	1,798,988	100
s21	CURRENT LIABILITIES	1,209,015	61	884,107	49
s22	SUPPLIERS	484,226	24	393,149	22
s23	BANK LOANS	440,673	22	247,190	14
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	119,106	6	125,542	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	165,010	8	118,226	7
s27	LONG-TERM LIABILITIES	597,309	30	704,041	39
s28	BANK LOANS	597,309	30	704,041	39
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	189,243	9	210,840	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,541,097	100	2,867,068	100
s34	MINORITY INTEREST	646,217	25	653,977	23
s35	MAJORITY INTEREST	1,894,880	75	2,213,091	77
s36	CONTRIBUTED CAPITAL	1,238,737	49	1,145,265	40
s79	CAPITAL STOCK	1,007,299	40	931,057	32
s39	PREMIUM ON ISSUANCE OF SHARES	231,438	9	214,208	7
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	656,143	26	1,067,826	37
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,506,123	138	3,397,304	118
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,849,980)	(112)	(2,329,478)	(81)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	71,862	100	135,393	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	71,862	100	135,393	100
s07	OTHER CURRENT ASSETS	53,206	100	36,510	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	53,206	100	36,510	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	325,933	100	318,862	100
s48	DEFERRED EXPENSES (NET)	233,982	72	226,694	71
s49	GOODWILL	91,951	28	92,168	29
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	37,065	100	18,711	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	17	6,370	34
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	30,939	83	12,341	66
s21	CURRENT LIABILITIES	1,209,015	100	884,107	100
s52	FOREIGN CURRENCY LIABILITIES	80,709	7	92,983	11
s53	MEXICAN PESOS LIABILITIES	1,128,306	93	791,124	89
s26	OTHER CURRENT LIABILITIES WITHOUT COST	165,010	100	118,226	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	12,308	7	13,469	11
s68	PROVISIONS	42,350	26	71,302	60
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	110,352	67	33,455	28
s27	LONG-TERM LIABILITIES	597,309	100	704,041	100
s59	FOREIGN CURRENCY LIABILITIES	35,976	6	118,547	17
s60	MEXICAN PESOS LIABILITIES	561,333	94	585,494	83
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	189,243	100	210,840	100
s66	DEFERRED TAXES	165,200	87	186,880	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	24,043	13	23,960	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	1,007,299	100	931,057	100
s37	CAPITAL STOCK (NOMINAL)	428,430	43	427,326	46
s38	RESTATEMENT OF CAPITAL STOCK	578,869	57	503,731	54

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,506,123	100	3,397,304	100
s93	LEGAL RESERVE	135,424	4	110,003	3
s43	RESERVE FOR REPURCHASE OF SHARES	237,473	7	209,137	6
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,960,899	84	2,910,090	86
s45	NET INCOME FOR THE YEAR	172,327	5	168,074	5
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,849,980)	100	(2,329,478)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,849,980)	100	(2,329,478)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	930,616	1,231,664
s73	PENSIONS AND SENIORITY PREMIUMS	59,556	40,081
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,702	2,620
s76	WORKERS (*)	2,994	2,807
s77	OUTSTANDING SHARES (*)	428,171,763	427,054,763
s78	REPURCHASED SHARES (*)	3,828,237	4,945,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	NET SALES	2,923,574	100	2,919,803	100
r02	COST OF SALES	1,701,223	58	1,697,254	58
r03	GROSS PROFIT	1,222,351	42	1,222,549	42
r04	GENERAL EXPENSES	801,701	27	782,211	27
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	420,650	14	440,338	15
r08	OTHER INCOME AND (EXPENSE), NET	(5,612)	0	(2,688)	0
r06	COMPREHENSIVE FINANCING RESULT	(48,883)	(2)	(55,574)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,706	0	6,210	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	372,861	13	388,286	13
r10	INCOME TAXES	98,597	3	120,899	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	274,264	9	267,387	9
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	274,264	9	267,387	9
r19	NET INCOME OF MINORITY INTEREST	101,937	3	99,313	3
r20	NET INCOME OF MAJORITY INTEREST	172,327	6	168,074	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	2,923,574	100	2,919,803	100
r21	DOMESTIC	2,690,263	92	2,643,784	91
r22	FOREIGN	233,311	8	276,019	9
r23	TRANSLATED INTO DOLLARS (***)	21,451	1	24,882	1
r08	OTHER INCOME AND (EXPENSE), NET	(5,612)	100	(2,688)	100
r49	OTHER INCOME AND (EXPENSE), NET	642	(11)	(525)	20
r34	EMPLOYEES' PROFIT SHARING EXPENSES	6,254	(111)	2,163	(80)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(48,883)	100	(55,574)	100
r24	INTEREST EXPENSE	57,247	(117)	56,771	(102)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	3,839	(8)	7,554	(14)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,995	(4)	(9,369)	17
r28	RESULT FROM MONETARY POSITION	2,530	(5)	3,012	(5)
r10	INCOME TAXES	98,597	100	120,899	100
r32	INCOME TAX	114,954	117	120,614	100
r33	DEFERRED INCOME TAX	(16,357)	(17)	285	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	3,626,253	3,627,540
r37	TAX RESULT FOR THE YEAR	410,550	430,763
r38	NET SALES (**)	6,160,002	6,206,160
r39	OPERATING INCOME (**)	873,959	930,549
r40	NET INCOME OF MAJORITY INTEREST (**)	338,944	351,577
r41	NET CONSOLIDATED INCOME (**)	549,339	578,035
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	62,776	61,102

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
RT		Amount	%	Amount	%
rt01	NET SALES	1,511,063	100	1,490,604	100
rt02	COST OF SALES	881,176	58	845,307	57
rt03	GROSS PROFIT	629,887	42	645,297	43
rt04	GENERAL EXPENSES	428,919	28	421,619	28
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	200,968	13	223,678	15
rt08	OTHER INCOME AND (EXPENSE), NET	(5,037)	0	801	0
rt06	COMPREHENSIVE FINANCING RESULT	(26,366)	(2)	(34,287)	(2)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	9,197	1	5,029	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	178,762	12	195,221	13
rt10	INCOME TAXES	41,997	3	62,679	4
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	136,765	9	132,542	9
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	136,765	9	132,542	9
rt19	NET INCOME OF MINORITY INTEREST	52,255	3	51,227	3
rt20	NET INCOME OF MAJORITY INTEREST	84,510	6	81,315	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	1,511,063	100	1,490,604	100
rt21	DOMESTIC	1,387,096	92	1,329,153	89
rt22	FOREIGN	123,967	8	161,451	11
rt23	TRANSLATED INTO DOLLARS (***)	11,504	1	14,284	1
rt08	OTHER INCOME AND (EXPENSE), NET	(5,037)	100	801	100
rt49	OTHER INCOME AND(EXPENSE), NET	1,217	(24)	2,881	360
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	6,254	(124)	2,080	260
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(26,366)	100	(34,287)	100
rt24	INTEREST EXPENSE	29,787	(113)	30,727	(90)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	1,933	(7)	4,475	(13)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	2,600	(10)	(6,267)	18
rt28	RESULT FROM MONETARY POSITION	(1,112)	4	(1,768)	5
rt10	INCOME TAXES	41,997	100	62,679	100
rt32	INCOME TAX	48,647	116	62,679	100
rt33	DEFERRED INCOME TAX	(6,650)	(16)	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	29,934	31,360

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	274,264	267,387
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	58,172	37,105
c03	RESOURCES FROM NET INCOME FOR THE YEAR	332,436	304,492
c04	RESOURCES PROVIDED OR USED IN OPERATION	(22,149)	142,953
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	310,287	447,445
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(76,620)	(121,166)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(206,348)	(153,232)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(282,968)	(274,398)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(26,463)	(71,779)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	856	101,268
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	71,006	34,125
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	71,862	135,393

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	58,172	37,105
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	62,776	61,102
c41	+ (-) OTHER ITEMS	(4,604)	(23,997)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(22,149)	142,953
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	229,286	183,721
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(328,996)	(88,118)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	43,354	28,129
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	52,311	47,934
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(18,104)	(28,713)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(76,620)	(121,166)
c23	+ BANK FINANCING	117,081	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(193,701)	(121,166)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(206,348)	(153,232)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(207,120)	(113,338)
c32	+ PREMIUM ON ISSUANCE OF SHARES	772	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	(39,894)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(26,463)	(71,779)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(6,260)	(14,839)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(20,203)	(56,940)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007
GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.79		$ 0.82	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.33		$ 1.56	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 4.43		$ 5.18	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.25		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.21	times	1.55	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	17.94	times	9.73	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.38	%	9.15	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	17.88	%	15.88	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.10	%	12.38	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	32.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.92	%	1.12	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.35	times	1.33	times
p07	NET SALES TO FIXED ASSETS (**)	3.19	times	2.94	times
p08	INVENTORIES TURNOVER (**)	3.80	times	3.82	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40.52	days	40.82	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.04	%	10.82	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.98	%	38.55	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.78	times	0.62	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.84	%	11.75	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.97	%	33.37	%
p15	OPERATING INCOME TO INTEREST PAID	7.34	times	7.75	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.08	times	3.44	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.76	times	2.39	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.85	times	1.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.07	times	1.17	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.94	%	15.31	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	11.37	%	10.42	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.75)	%	4.89	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	5.42	times	7.88	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	27.07	%	44.15	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	72.92	%	55.84	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	23.65	%	20.67	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Julio 26 de 2007.

Estimados Consejeros:

En el segundo trimestre del presente año las ventas domésticas del Grupo mostraron un buen desempeño, al incrementarse en más de 4% en valores considerando que durante dicho periodo, percibimos un menor dinamismo en el consumo en general comparado con el año anterior. Sin embargo, las ventas al exterior disminuyeron por mayores eficiencias en el manejo del capital de trabajo de nuestra asociada en Estados Unidos, sin afectar las ventas a los clientes finales.

De esta forma, las ventas netas totales aumentaron 2.3% en unidades con respecto al segundo trimestre del año anterior, mientras que ascendieron a $1,511.1 millones, un crecimiento de 1.4% en términos reales.

El costo de ventas en el trimestre representó 58.3% de las ventas netas, un incremento de 1.6 puntos porcentuales en comparación con el año anterior, derivado de mayores costos de nuestras principales materias primas, situación que impactará en mayor medida durante la segunda mitad del presente año.

El gasto de operación como porcentaje a ventas netas, se mantuvo constante al representar 28.4% sobre ventas, registrando incrementos en el renglón de publicidad y promoción, que fueron parcialmente compensados con reducciones generales en el renglón de administración.

La utilidad de operación en el periodo abril junio de 2007 fue de $201.0 millones, $22.7 millones menos que la obtenida durante el mismo periodo de 2006, provocado principalmente por mayores costos en materias primas. Igualmente, el margen EBITDA disminuyó 1.7 puntos porcentuales con relación al año anterior.

Derivado de un menor costo integral de financiamiento así como de una menor tasa efectiva de impuestos en el trimestre, la utilidad neta en el segundo trimestre de 2007 fue $84.5 millones, es decir un incremento de 3.9%.

De forma acumulada, durante los primeros seis meses del presente año las ventas en valores se mantuvieron prácticamente constantes en $2,923.6 millones, afectado por las menores exportaciones a Estados Unidos

La utilidad de operación ascendió a $420.6 millones, 4.5% menos que la obtenida en el periodo enero-junio de 2006, mientras que el flujo de operación EBITDA alcanzó $483.4 millones, equivalente a un margen EBITDA de 16.5%, 0.7 puntos porcentuales menos que el obtenido durante el mismo periodo del año anterior, originado por un incremento en el gasto de operación de 2.5%.

Como consecuencia de un menor costo integral de financiamiento y una menor tasa efectiva de impuestos, en los primeros seis meses del año, la utilidad neta mayoritaria pasó de $ 168.1 millones a $172.3 millones, o bien, 5.9% de las ventas netas consolidadas del Grupo.

Es importante mencionar que en los próximos meses continuaremos ejecutando la reorganización corporativa de la compañía, particularmente en la desincorporación de

ciertos activos, con el objeto de enfocar nuestros esfuerzos y recursos a las actividades con potencial estratégico e incrementar nuestra eficiencia operativa.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MEXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MEXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V., HERMARCAS, S.A. DE C.V. Y HERDEZ MARCAS, S.L.

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL ULTIMO EJERCICIO.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE JUNIO DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 30 DE JUNIO DE 2007 Y DE 2006, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.

LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 30 DE JUNIO DE 2007 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros
INMUEBLES	382,812	85,445	297,367	366,373	187,556	476,184
MAQUINARIA	885,954	344,614	541,340	821,041	470,414	891,967
EQ.TRANSP.	46,706	24,527	22,179	38,999	33,798	27,380
EQ.OFNA.	45,754	22,644	23,110	34,699	30,225	27,584
EQ.COMPUTO	60,080	47,977	12,103	16,495	16,098	12,500
EQ. DE PESCA	191,309	22,042	169,267	1,465	4,785	165,947
OTROS	3,960	814	3,146	950	164	3,932
TOTAL	1,616,575	548,063	1,068,512	1,280,022	743,040	1,605,494

Activos No Depreciables

TERRENOS	68,217		68,217	161,192		229,409
CONSTRUCC. EN PROCESO	93,615		93,615			93,615
TOTAL	161,832		161,832	161,192		323,024
TOTAL	1,778,407	548,063	1,230,344	1,441,214	743,040	1,928,518

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,430	578,869	1,007,299
PRIMA EN VENTA DE ACCIONES	43,572	187,866	231,438
RESERVA LEGAL	75,100	60,324	135,424
RESULTADOS ACUMULADOS	1,664,381	1,296,518	2,960,899
RVA P/ ADQUIS DE ACCS PROP	44,270	193,203	237,473
EXC (INSUF) EN LA ACT DEL CAP		(2,849,980)	(2,849,980)
RESULTADO DEL EJERCICIO	172,327	0	172,327
TOTAL	2,428,080	(533,200)	1,894,880

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2007 LA COMPAÑÍA VENDIÓ 443,000 ACCIONES A UN PRECIO PROMEDIO DE $14.25 Y COMPRÓ ACCIONES A UN PRECIO PROMEDIO DE $14.20.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	57,247
INTERESES GANADOS	3,839
PÉRDIDA/(UTILIDAD)CAMBIARIA	(1,995)
RESULTADO POR POSICIÓN MONETARIA	(2,530)
TOTAL	48,883

NOTA 8. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 30 DE JUNIO FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(16,357)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	165,200

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
JUL-06	21,192	21,912	1.0369	21,974	21,974
AGO-06	20,981	42,173	1.0317	21,646	43,620
SEP-06	25,202	67,375	1.0214	25,741	69,361
OCT-06	27,567	94,942	1.0169	28,033	97,394
NOV-06	29,633	124,575	1.0116	29,977	127,371
DIC-06	39,153	163,728	1.0058	39,380	166,751
ENE-07	23,468	187,196	1.0006	23,482	190,233
FEB-07	23,498	210,694	0.9978	23,446	213,680
MAR-07	36,799	247,493	0.9957	36,641	250,320
ABR-06	21,387	268,880	0.9963	21,308	271,628
MAY-06	29,462	298,342	0.0012	29,497	301,125
JUN-06	37,819	336,161	1.0000	37,819	338,944

AL 30 DE JUNIO DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	3,011	2,301	5,312
PASIVOS MONETARIOS	10,811	0	10,812
POSICIÓN NETA	(7,800)	2,301	(5,500)

AL 30 DE JUNIO DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	4,103
MAQUINARIA Y EQUIPO	118,892
TOTAL	122,272

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	2,690,263	233,311	2,923,574
UTILIDAD (PÉRDIDA) DE OPERACIÓN	387,081	33,569	420,650
UTILIDAD NETA	158,575	13,752	172,327
DEPRECIACIÓN Y AMORTIZACIÓN	57,766	5,010	62,776
EBITDA	444,847	38,579	483,426
ACTIVOS TOTALES	4,174,623	362,041	4,536,664
PASIVOS TOTALES	1,836,314	159,253	1,995,567

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ　　QUARTER: 2　　YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Herdez, S.A. de C.V.	Produccion de alimentos envasados	300,000,000	100.00
Compañia Comercial Herdez, S.A. de C.V.	Comercializacion de productos alimentic	326,672,310	100.00
McCormick de Mexico, S.A. de C.V.	Produccion de alimentos envasados	450,000,000	50.00
Grupo Bufalo, S.A. de C.V.	Produccion de alimentos envasados	37,000,063	100.00
Miel Carlota, S.A. de C.V.	Produccion de miel de abeja	135,000,000	95.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	33,281,111	100.00
Hormel Alimentos, S.A. de C.V.	Importacion de productos alimenticios	1,000,000	50.00
Almacenadora Herpons, S.A. de C.V.	Almacenes y bodegas	120,500	100.00
Alimentos Deshidratados del Bajio, S.A. de C.V.	Prod de vegetales deshidratados	5,388,187	100.00
Hersea, S.A. de C.V.	Pesca y comercializacion de prod del mar	40,050	100.00
Barilla Mexico, S.A. de C.V.	Importacion de pastas y salsas	117,748,096	50.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					105,517
TOTAL				0	105,517

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
BBVA BANCOMER	NOT APPLIED		31/03/2010	9.70	0	18,889	18,889	18,889	4,722	0						
BBVA BANCOMER	NOT APPLIED		30/11/2010	8.36	0	50,000	50,000	50,000	25,000	0						
BBVA BANCOMER	NOT APPLIED		30/11/2010	8.36	0	25,000	25,000	25,000	12,500	0						
BBVA BANCOMER	NOT APPLIED		06/08/2007	8.40	0	100,000	0	0	0	0						
INBURSA	NOT APPLIED		31/12/2010	11.08	0	20,000	10,000	10,000	10,000	0						
INBURSA	NOT APPLIED		31/12/2010	10.20	0	14,000	8,000	8,000	7,000	0						
INBURSA	NOT APPLIED		31/12/2010	10.98	0	0	0	100,000	0	0						
INBURSA	NOT APPLIED		31/12/2010	11.08	0	4,000	4,500	4,500	2,000	0						
INBURSA	NOT APPLIED		31/12/2010	11.05	0	0	0	48,000	0	0						
INBURSA	NOT APPLIED		16/08/2007	8.35	0	3,500	0	0	0	0						
INBURSA	NOT APPLIED		16/08/2007	8.35	0	40,000	0	0	0	0						
BANCOMEXT	NOT APPLIED		18/03/2009	9.85	0	43,333	43,333	0	0	0						
BANAMEX	NOT APPLIED		31/10/2010	9.75	0	25,000	25,000	25,000	12,500	0						
SCOTIA	NOT APPLIED		30/09/2008	8.29	0	25,000	12,500	0	0	0						
BANCOMEXT	NOT		19/12/2008	7.74							0	71,951	35,976	0	0	0
OTHER																
TOTAL BANKS					0	368,722	187,222	290,389	73,722	0	0	71,951	35,976	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS PROVEEDORES	NOT APPLIED				0	475,488	0	0	0	0						
VARIOS PROVEEDORES	NOT										0	8,758	0	0	0	0
TOTAL SUPPLIERS					0	475,488	0	0	0	0	0	8,758	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTROS CUENTAS POR PAGAR	NOT APPLIED				0	0	0	0	0	0						
OTRAS CUENTAS POR PAGAR	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTRAS CUENTAS POR PAGAR	NOT APPLIED				0	165,010	0	0	0	0						
OTRAS CUENTAS POR PAGAR	NOT										0	0	0	0	0	0
TOTAL					0	165,010	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	1,009,208	197,222	290,389	73,722	0	0	80,709	35,978	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,011	32,499	2,301	24,832	57,331
LIABILITIES POSITION	10,811	116,685	0	0	116,685
SHORT-TERM LIABILITIES POSITION	7,478	80,709	0	0	80,709
LONG-TERM LIABILITIES POSITION	3,333	35,976	0	0	35,976
NET BALANCE	(7,800)	(84,186)	2,301	24,832	(59,354)

NOTES

LOS TIPOS DE CAMBIO UTILIZADOS FUERON:

RELACIÓN PESO DÓLAR $10.7926
RELACIÓN PESO EURO $14.5279

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,165,611	3,548,921	383,310	0.00	1,955
FEBRUARY	3,083,217	3,472,924	389,707	0.01	1,052
MARCH	3,130,473	3,505,768	375,294	0.01	788
APRIL	3,073,801	3,447,407	373,606	0.01	(224)
MAY	3,019,464	3,426,652	407,188	(0.01)	(1,995)
JUNE	3,377,439	3,734,061	356,622	0.01	357
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	597
TOTAL					2,530

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	8,267	1,485,201	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	2,451	308,542	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	1,738	259,462	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	1,062	299,563	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	5,176	308,729	0.0	BARILLA	ISSSTE
VARIOS	66	28,766	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	1,715	207,632	0.0		
JUGOS FRUTAS Y POSTR	28	3,910	0.0		
VEGETALES	174	16,285	0.0		
MARISCOS Y CARNES	24	5,101	0.0		
VARIOS	4	383	0.0		
TOTAL		2,923,574			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	1,715	207,632	USA	HERDEZ	
JUGOS FRUTAS Y POSTR	28	3,910	CANADA	DOÑA MARIA	
VEGETALES	174	16,285	CENTROAMERICA	MCCORMICK	
MARISCOS Y CARNES	24	5,101			
VARIOS	4	383			
FOREIGN SUBSIDIARIES					

TOTAL	233,311	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	384,971,763	278,091,872	150,079,891	43,227	385,203
TOTAL			43,200,000	384,971,763	278,091,872	150,079,891	43,227	385,203

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,171,763

NOTES

NO APLICABLE

NO APLICABLE

GRUPO HERDEZ.

July 26, 2007.

Dear Board Members:

In the second quarter of this year, the Group's domestic sales showed good performance by increasing more than 4% in value, considering that during the period we observed less dynamic consumption in general, compared to the previous year. However, export sales decreased due to greater working capital efficiencies of our partner in the United States, without affecting sales to end clients.

As such, total net sales in units increased 2.3% with respect to the second quarter of the previous year, while totaling $1,511.1 million, an increase of 1.4% in real terms.

Cost of sales in the quarter represented 58.3% of net sales, an increase of 1.6 percentage points in comparison with the year before, due to higher raw material costs, a situation that will impact to a greater extent in the second half of the year.

Operating expenses as a percentage of net sales remained constant, representing 28.4% of sales, with increases registered in advertising and promotion, which were partially offset by overall reductions in administrative expenses.

Operating income in the April – June 2007 period was $201.0 million, $22.7 million less than that obtained in the same period of 2006, caused primarily by higher raw material costs. Likewise, the EBITDA margin declined 1.7 percentage points in relation to the previous year.

Due to a lower comprehensive cost of financing as well as a lower effective tax rate in the quarter, net income in the second quarter of 2007 was $84.5 million, an increase of 3.9%.

On a cumulative basis, in the first six months of the year sales figures remained practically constant at $2,923.6 million, impacted by lower exports to the United States.

Operating income totaled $420.6 million, 4.5% less than in the January - June period of 2006, while EBITDA totaled $483.4 million, equivalent to an EBITDA margin of 16.5%, 0.7 percentage points less than in the same period of last year, due to a 2.5% increase in operating expenses.

As a result of a lower comprehensive cost of financing and a lower effective tax rate, in the first six months of the year net majority income rose from $ 168.1 million to $172.3 million, or 5.9% of the Group's consolidated net sales.

It is important to note that in the coming months we will continue executing the corporate reorganization of the company, particularly in the divestment of certain assets, with the objective of focusing our efforts and resources on activities with strategic potential and to increase our operating efficiency.

Sincerely

Héctor Hernández-Pons Torres
Chairman and Chief Executive Officer

NOTE 1. COMPANY'S STRUCTURE

ON OCTOBER 18, 2006, AT THE EXTRAORDINARY SHAREHOLDERS' MEETING, SHAREHOLDERS AGREED TO CHANGE THE LEGAL ENTITY NAME OF GRUPO HERDEZ S.A. DE C.V. TO GRUPO HERDEZ, S.A.B. DE C.V., ADDING THE ABREVIATION "B" TO INDICATE IT'S A STOCK MARKET CORPORATION, IN ACCORDANCE WITH THE NEW CORPORATE BYLAWS AND WITH THE NEW MEXICAN STOCK EXCHANGE LAW.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:
A) PROMOTE, CONSTITUTE, ORGANIZE, EXPLOIT AND TAKE PARTICIPATION IN THE CAPITAL AND PATRIMONY OF ALL CLASS OF MERCANTILE OR CIVIL CORPORATIONS OR ASSOCIATIONS, OR OF ANY OTHER KIND, NATIONAL OR FOREIGN, AS WELL AS PARTICIPATE IN ITS ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND IN GENERAL THE NEGOTIATION OF ALL KINDS OF SHARES, SOCIAL PARTS AND ANY OTHER TYPE OF VALUE PERMITTED BY THE LAW, WITHOUT CARRYING OUT IN ANY CASE, INTERMEDIATION IN THE STOCK EXCHANGE MARKET.

GRUPO HERDEZ HOLDS PARTICIPATION IN THE STOCK OWNERSHIP OF THE FOLLOWING COMPANIES:
HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MEXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MEXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V., HERMARCAS, S.A. DE C.V. Y HERDEZ MARCAS, S.L.

THE CONSOLIDATED FINANCIAL STATEMENTS ATTACHED, HAVE BEEN PREPARED, TO ACHIEVE A REASONABLE PRESENTATION, ACCORDING TO THE MEXICAN FINANCIAL REPORTING STANDARDS (NIFs) AND ARE EXPRESSED IN PESOS OF PURCHASING POWER AS OF THE LAST EXERCISE.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
A) FIGURES IN THE FINANCIAL STATEMENTS ARE STATED IN THOUSANDS OF MEXICAN PESOS OF CONSTANT PURCHASING POWER AS OF JUNE 30, 2007.

B) ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS ARE ELIMINATED FOR CONSOLIDATION PURPOSES. THE INDIVIDUAL FINANCIAL STATEMENS OF GRUPHER AS OF JUNE 30, 2007 AND 2006 ARE INCLUDED, IN WHICH THE INVESTMENT IN SUBSIDIARIES (ELIMINATED FROM CONSOLIDATION AGAINST STOCKHOLDER'S EQUITY OF THE SUBSIDIARIES) IS VALUED BY

THE EQUITY METHOD. CONSOLIDATION WAS CARRIED OUT ON THE BASIS OF THE AUDITED FINANCIAL STATEMENTS OF THE SUBSIDIARIES.

C) GRUPHER AND ITS SUBSIDIARIES ADOPTED THE PROVISIONS OF STATEMENT B-7–BUSINESS ACQUISITIONS- WHICH ESTABLISHES, AMONG OTHER THINGS, THE PURCHASE METHOD AS THE ONLY METHOD OF ACCOUNTING FOR THE ACQUISITION OF BUSINESS, CHANGES TO THE ACCOUNTING TREATMENT OF GOODWILL, ELIMINATING THE AMORTIZATION OF GOODWILL SUBJECT TO ANNUAL IMPAIRMENT TEST.

D) MARKETABLE SECURITIES ARE STATED AT COST, WHICH APPROXIMATES MARKET VALUE.

E) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT (LIFO) METHOD.

F) PROPERTY, PLANT AND EQUIPMENT ARE EXPRESSED AT THEIR RESTATED VALUE, WHICH DETERMINED BY APPLYING NATIONAL CONSUMER PRICE INDEX (NCPI) FACTORS TO THE ACQUISITION COST. CERTAIN SPECIFIC ASSETS ARE UPDATED IN A LIMITED MANNER WITHOUT EXCEEDING THE MARKET VALUE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE USEFUL LIVES OF ASSETS ESTIMATED BY THE COMPANY MANAGEMENT, BOTH ON THE ACQUISITION COST AND ON THE RESTATEMENT INCREMENTS.

THE VALUE OF SAID ASSETS IS SUBJECT TO AN ANNUAL EVALUATION FOR IMPAIRMENT.

G) LONG-LIVED ASSETS, TANGIBLE AND INTANGIBLE (INCLUDING GOODWILL) ARE SUBJECT TO AN ANNUAL TEST TO DETERMINE THE RECOVERABLE VALUE AND IMPAIRMENT.
AS OF JUNE 30, 2007 THERE WERE NO CHARGES OR CREDITS RELATED TO THIS CONCEPT.

H) INTANGIBLE ASSETS ARE RECORDED IN THE BALANCE SHEET, PROVIDED THEY ARE IDENTIFIABLE, THEY PRODUCE FUTURE ECONOMIC BENEFITS AND THERE IS CONTROL OVER THOSE BENEFITS. INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE ARE NOT AMORTIZED, AND INTANGIBLE ASSETS WITH DEFINITE LIVES ARE SISTEMATICALLY AMORTIZED BASED ON THE BEST ESTIMATE OF THEIR USEFUL LIVES DETERMINED AS PER EXPECTED FUTURE ECONOMIC BENEFITS. THE VALUE OF THOSE ASSETS IS SUBJECT TO ANNUAL EVALUATION FOR IMPAIRMENT.

I) THE COMPANY'S LIABILITIES AND LIABILITY PROVISIONS RECORDED IN THE BALANCE SHEET REPRESENT PRESENT OBLIGATIONS WHOSE SETTLEMENT IS LIKELY TO REQUIRE THE USE OF ECONOMIC RESOURCES. THOSE PROVISIONS HAVE BEEN ENTERED INTO THE ACCOUNTING RECORDS AS PER MANAGEMENT'S BEST REASONABLE ESTIMATION TO COVER THE PRESENT OBLIGATIONS. HOWEVER, ACTUAL RESULTS COULD DIFFER FROM THE PROVISIONS RECORDED.

J) INCOME TAX (IT) IS RECORDED BY THE COMPREHENSIVE METHOD OF ASSETS AND LIABILITES, WHICH, IN PRINCIPLE, RECOGNIZES DEFERRED IT ON AL DIFFERENCES BETWEEN THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES.

K) SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED AFTER 12 YEARS OF SERVICE AND OTHER OBLIGATIONS ESTABLISHED IN EMPLOYEE RETIREMENT PLANTS TO WHICH THEY DO NOT CONTRIBUTE ARE RECORDED AS COST IN THE YEARS IN WHICH SERVICES ARE RENDERED, BASE ON ACTUARIAL STUDIES PERFORMED USING THE PROJECTED UNIT CREDIT METHOD.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

Concept	Acquisition Cost	Accum Depreciation	Book Value	Revaluation	Depreciation for Revaluation	Book Value
BUILDINGS	382,8112	85,445	297,367	366,373	187,556	476,184
MACHINERY	885,954	344,614	541,340	821,041	470,414	891,967
TRANSPORT EQ.	46,706	24,527	22,179	38,999	33,798	27,380
OFFICE EQ.	45,754	22,644	23,110	34,699	30,225	27,584
ELECTRONIC EQ.	60,080	47,977	12,103	16,495	16,098	12,500
FISHING EQ.	191,309	22,042	169,267	1,465	4,785	165,947
OTHER	3,960	814	3,146	950	164	3,932
TOTAL	1,616,575	548,063	1,068,512	1,280,022	743,040	1,605,494

Assets that are not Depreciated

Concept	Acquisition Cost	Accum Depreciation	Book Value	Revaluation	Depreciation for Revaluation	Book Value
LAND	68,217		68,217	161,192		229,409
CONSTRUCTION IN PROCESS	93,615		93,615			93,615
SUB-TOTAL	161,832		161,832	161,192		323,024
TOTAL	1,778,407	548,063	1,230,344	1,441,214	743,040	1,928,518

NOTE 4. CONTINGENT LIABILITIES.
SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED AFTER FINISHING LABORAL RELATIONSHIP AFTER 12 YEARS OF SERVICE, ESTABLISHED IN THE LABORAL COLLECTIVE CONTRACT, ARE RECOGNIZED AS COST IN THE YEARS IN WHICH SERVICES ARE RENDERED, THROUGH PAYMENTS TO AN IRREVOCABLE TRUST FUND, BASED IN ACTUARIAL STUDIES.

TRANSITION LIABILITIES ARE BEING AMORTIZED OVER WORKER'S AVERAGE REMAINING LABORAL LIFE IN WHICH THEY ARE EXPECTED TO RECEIVE BENEFITS OF THE PLAN, IN APPROXIMATELY 16 YEARS.

OTHER COMPENSATIONS BASED ON LENGHT OF SERVICE TO WHICH EMPLOYEES MIGHT BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

NOTE 5. SHAREHOLDER'S EQUITY.

SHAREHOLDER'S EQUITY IS COMPRISED AS FOLLOWS:

Concept	Historic	Actualization	Total
SHAREHOLDER'S EQUITY	428,430	578,869	1,007,299
PREMIUM IN SELLING OF SHARES	43,572	187,866	231,438
LEGAL RESERVE	75,100	60,324	135,424
ACCUM RESULTS	1,664,381	1,296,518	2,960,899
RVE F/ REPURCHASE OF SHARES	44,270	193,203	237,473
EXC (INSUFF) IN CAPIT ACTUALIZATION		(2,849,980)	(2,849,980)
RESULTS	172,327	0	172,327
TOTAL	2,428,080	(533,200)	1,894,880

NOTA 6. RESERVE FOR REPURCHASE OF SHARES.

DURING 2007 THE COMPANY SOLD 443,000 SHARES AT AN AVERAGE PRICE OF $14.25 AND REPURCHASED SHARES AT AN AVERAGE PRICE OF $14.20.

NOTE 7. COMPREHENSIVE FINANCING COST.

COMPREHENSIVE FINANCING COST IS INTEGRATED AS FOLLOWS:

	CONSOLIDATED
INTERESTS PAYED	57,247
INTERESTS WON	3,839
LOSS/(GAIN) IN EXCHANGE RATE	(1,995)
MONETARY POSITION RESULT	(2,530)
TOTAL	48,883

NOTE 8. DEFFERED TAXES.

ACCORDING TO ACCOUNTING PRINCIPLES, IT IS OBLIGATORY TO RECOGNIZE DEFFERED IT TAXES AND WORKER'S PARTICIPATION ON INCOME, DERIVED FROM THE DIFFERENCES BETWEEN THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES.

ACCUMULATED EFECTS AS OF JUNE 30, WERE:

IN RESULTS: FOR TAX PROVISION	(16,357)
IN LIABILITIES: IN DEFFERED TAXES	165,200

NOTE 9. NET MONTHLY RESULTS (HISTORICAL AND UPDATED)

	Monthly	Accumulated	Factor	Monthly	Accumulated
JUL-06	21,192	21,912	1.0369	21,974	21,974
AUG-06	20,981	42,173	1.0317	21,646	43,620
SEP-06	25,202	67,375	1.0214	25,741	69,361
OCT-06	27,567	94,942	1.0169	28,033	97,394
NOV-06	29,633	124,575	1.0116	29,977	127,371
DEC-06	39,153	163,728	1.0058	39,380	166,751
JAN-07	23,468	187,196	1.0006	23,482	190,233
FEB-07	23,498	210,694	0.9978	23,446	213,680
MAR-07	36,799	247,493	0.9957	36,641	250,320
APR-06	21,387	268,880	0.9963	21,308	271,628
MAY-06	29,462	298,342	0.0012	29,497	301,125
JUN-06	37,819	336,161	1.0000	37,819	338,944

AS OF JUNE 30, 2007, THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	Dollars	Other currency	Total
Monetary Assets	3,011	2,301	5,312
Monetary Liabilities	10,811	0	10,812
Net Position	(7,800)	2,301	(5,500)

AS OF JUNE 30, 2007, THE COMPANY HAD THE FOLLOWING NON-MONETARY ASSETS AND LIABILITIES OF FOREIGN ORIGIN:

	Consolidated
INVENTORIES	4,103
MACHINERY AND EQUIPMENT	118,892
TOTAL	122,272

NOTE 10. INFORMATION BY GEOGRAPHIC AND BUSINESS SEGMENT.

THE GROUP'S MANAGEMENT GENERATES INTERNAL FINANCIAL INFORMATION BY GEOGRAPHICAL SEGMENT USEFUL FOR EVALUATION AND DECISION TAKING:

	Mexico	USA	Total
NET SALES	2,690,263	233,311	2,923,574
OPERATING INCOME (LOSS)	387,081	33,569	420,650
NET INCOME	158,575	13,752	172,327
DEPN AND AMORTIZATION	57,766	5,010	62,776
EBITDA	444,847	38,579	483,426
TOTAL ASSETS	4,174,623	362,041	4,536,664
TOTAL LIABILITIES	1,836,314	159,253	1,995,567

INFORMATION BY BUSINESS SEGMENT IS THE SAME BECAUSE THE SECTOR IS FOOD BUSINESS FOR HUMAN CONSUMPTION.

END